SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2004

Commission File Number 0-28800

Durban Roodepoort Deep, Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                        Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

        This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (No. 333-102800) of Durban Roodepoort Deep, Limited ("the Company") filed with the Securities and Exchange Commission on September 30, 2003, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

23.1
Consent of Deloitte Touche Tohmatsu, the independent auditors of the combined financial statements of Mineral Resources Porgera Limited ("MRP") and Orogen Minerals (Porgera) Limited ("OMP").

99.1
Historical audited, combined financial statements of MRP and OMP as of and for the years ended December 31, 2002 and 2001 (including the unaudited combined financial statements of MRP and OMP as of June 30, 2003 and for the six months ended June 30, 2003 and 2002).

99.2
Unaudited pro forma condensed financial information of the Company and OMP and MRP relating to the acquisition of OMP and MRP.

        Some of the information in this report may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this report. Factors that could cause or contribute to such differences are discussed in the section entitled "Risk Factors" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the United States Securities and Exchange Commission on December 30, 2003 and is available on the SEC's website at www.sec.gov. We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED
Date: October 1, 2004	By:	/s/ ANDREA TOWNSEND Andrea Townsend Company Secretary

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